SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
11 August, 2023

Ryanair Holdings plc
(the "Company")

PUBLICATION OF A CIRCULAR TO SHAREHOLDERS ON THE PROPOSED PURCHASE OF UP TO 300 BOEING 737-MAX-10 AIRCRAFT
And
NOTICE OF AGM

Further to the announcement on 9 May, 2023 of the conditional agreement entered into by Ryanair with Boeing to purchase up to 300 Boeing 737-MAX-10 Aircraft (the "Proposed Purchase"), Ryanair has today published a circular providing further details on the Proposed Purchase (the "Circular"). Given the size and scale of the Proposed Purchase, it is subject to shareholder approval at a general meeting of the Company. The Circular therefore also includes a notice convening the Annual General Meeting of the Company (the "AGM") and provides further information on the resolutions to be considered at the AGM, including the resolution seeking approval of the Proposed Purchase.

The AGM will be held at Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, Co. Dublin, K67 XF79, Ireland on Thursday 14 September, 2023 at 9.00 a.m. (Irish time).

The Circular, which includes a Letter from the Chairman and the notice of the AGM, and a Form of Proxy have been made available on the Company's website today and will be posted to shareholders in due course.  In addition, the Annual Report and Financial Statements for the financial year ended 31 March, 2023 and a copy of the Directors' Remuneration Policy are available to view on the Company's website, https://investor.ryanair.com/.

Any relevant updates regarding the AGM, including any changes to the arrangements outlined in the notice of the AGM, will be announced via a Regulatory Information Service and will be available on https://investor.ryanair.com/.

Further information in relation to the AGM

In accordance with Listing Rule 6.1.59 of the Euronext Dublin Listing Rules, the Circular will be submitted to the Irish Stock Exchange t/a Euronext Dublin and will be available at https://direct.euronext.com/#/oamfiling.

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 August, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary